UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

August 2, 2006 TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

 ALBERTA STAR RECEIVES FINAL APPROVAL FROM THE DEPARTMENT OF NATURAL RESOURCES FOR ITS LAND SURVEY AT CONTACT LAKE

 Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has  been advised by the Surveyor-General’s office of the Department of Natural Resources that the legal survey to lease at Contact Lake has been approved. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT on behalf of the Company.  The total lease claim survey area completed consists of 1801.83 hectares (4,452.37 acres) and includes the Company’s Contact Lake Mine site. The Contact Lake Mine is a former past producer of silver and high grade uranium. The Contact Lake mine formerly produced 627,000 ounces of silver and 6,933 pounds of uranium between 1934 and 1979.

TERRAQUEST AIRBORNE RADIOMETRIC SURVEY IN PROGRESS

Terraquest Ltd. has started performing a Regional High Resolution Aeromagnetic Gradiometer-Radiometric Survey over the Eldorado uranium belt. This powerful airborne geophysical survey will consist of 16,708 line-kilometers at 100 meter line spacings and will be concluded in early August.  The airborne high resolution radiometric survey is considered one of the industry’s finest tools to enhance uranium exploration capabilities by showing high definition conductive uranium targets. The airborne survey is being conducted using a King Air 90 gradiometer radiometric equipped aircraft, and is covering a large regional area from south of Contact Lake belt and north of the Eldorado uranium belt.

The Terraquest Radiometric Survey is currently being flown under ideal weather conditions. The region is currently experiencing unseasonably sunny, hot and very dry weather conditions. This survey is the first and only regional radiometric airborne survey ever conducted over the Eldorado Uranium belt region using newly developed 21st century geophysics technology. The Eldorado uranium district was formerly one of the top uranium producing areas in Canada during the 1930’s and 1940’s, with over 15 million pounds of historic high grade uranium production.   Alberta Star has assembled a highly regarded IOCG & uranium technical group of experts with advanced uranium exploration expertise that believes the Eldorado district has the potential to host both Olympic Dam-style copper, gold, and uranium deposits and stand alone uranium deposits.”

GEOTECH COMPLETES HELICOPTER-BORNE VTEM GEOPHYSICAL SURVEY AT THE CONTACT LAKE AND THE ELDORADO URANIUM PROJECT

Geotech Ltd. has completed a helicopter-borne VTEM geophysical survey at the Contact Lake and Eldorado IOCG & Uranium project.   The VTEM survey is considered one of the industry’s finest tools to enhance exploration capabilities showing high definition conductive targets. The VTEM airborne survey covered an area that includes four former past producing high grade silver & uranium mines, the Eldorado, Echo Bay, Bonanza and El Bonanza Mines. The survey area also included the Thompson Lake-Mile Lake region south of the Bonanza and El Bonanza silver and uranium mines.

DRILLING CONTINUES AT THE CONTACT LAKE IOCG &URANIUM PROJECT

The Company continues to drill 24 hours a day at the Company’s Contact Lake Project. Drilling was commenced at the Company’s Contact Lake and Eldorado IOCG and uranium projects in Canada’s NWT. (the “Project), in early June. The Company has contracted the services of Connor’s Drilling Ltd. which is now operating three Boyles BBS-25A drills currently located at the Project.  Alberta Star continues to drill at a record pace, 24 hours a day taking advantage of the long daylight and unseasonably sunny, hot and dry weather conditions being experienced in the Canadian Arctic. The Company has drill- targeted 5 strongly anomalous zones with several secondary anomalies within the intensely altered target areas at Contact Lake. The Company is now permitted for over 40,000 meters of diamond drilling in the Contact lake and Eldorado IOCG & uranium districts and has received permission to drill from the Chief Inspector of Mines.

THE CONTACT LAKE & ELDORADO IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake & Eldorado IOCG and uranium projects are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The projects are situated 670 kilometers north of the city of Yellowknife.  The Company’s mineral tenure in the Eldorado Mineral Belt covers hundreds of known or recorded silver, copper, cobalt, rare earth elements, and high grade uranium occurrences  situated in Proterozoic rock that correlates with rock of other IOCG deposits worldwide (Olympic Dam in western Australia, Kiruna Belt of Sweden). The Eldorado IOCG districts includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high-grade uranium.  The Contact Lake and Eldorado Uranium Belts have long been recognized by geologists, as one of Canada’s most prospective Iron oxide copper, gold, silver and uranium regions. The current August 1, 2006 spot price for Uranium is now $47.25 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.